Lanham and Lanham, LLC

May 7, 2013

VIA EDGAR SUBMISSION
Mara L. Ransom, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:          Forever Valuable Collectables, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 12, 2013
File No. 000-53377

Dear Mr. Ransom:

Forever Valuable Collectibles, Inc. (the “Company”) is in receipt of your letter, dated May 1, 2013 (the “SEC Comment Letter”), with respect to the above-referenced filing of the Company, the original Preliminary Information Statement on Schedule 14C (the “Original Filing”).  Contemporaneous with the transmission of this letter to the Commission, the Company is filing Amendment No. 1 to the Preliminary Information Statement of the Company (“Amendment No. 1”).  As more fully noted below, Amendment No. 1 revises and supplements the disclosures made in the Original Filing based on certain portions of the comment set forth in the SEC Comment Letter.  Also noted below are the Company’s reasons for not making changes nor providing further disclosures in response to other portions of the comment of the Commission set forth in the SEC Comment Letter.

With such as a background, the Company responds to the comment set forth in the SEC Comment Letters as follows.  To aid in your review, the response is preceded by the subject comment.

Comment:

1.
Please disclose why you desire to increase your authorized shares to the amount proposed.  In this regard, we note your disclosures on the Form 8-K filed on April 4, 2013 where you indicate that you intend to issue 79,000,000 shares of common stock to AEGEA, LLC, and 15,000,000 shares of common stock with 100 shares of series A convertible preferred stock to members of Energis Petroleum, LLC. If the increase in authorized shares is to facilitate a change in control of your company, given that AEGEA and Energis will own approximately 88.7% of your stock, it is unclear to us why you indicate that you have no present plans or commitments for the issuance of the proposed shares.  Please revise or advise.  Also, tell us what consideration you have given to providing the disclosure required by Items 11, 13, and 14 of Schedule 14A, considering the pending acquisition. Refer to Note A to Schedule 14A.

Mara L. Ransom
May 7, 2013
Pagr 2

Response:

The Company has revised its Preliminary Information Statement to provide the reasons for the desired increase in authorized shares.

The Company has revised the Preliminary Information Statement to provide the financial statements and other disclosures concerning the Company required by Item 13 of Schedule 14A.  For the reasons provided in the Preliminary Information Statement, financial statements of the to-be- acquired entities and pro forma information is not being provided.

The Company has revised the Preliminary Information Statement to provide the disclosures concerning the to-be- acquired entity required by Item 14 of Schedule 14A.

Pursuant to your request, on behalf of the Company, it is acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the response set forth above adequately addresses all of the comments set forth in the SEC Comment Letter.  However, should you or the other members of the Commission’s staff have questions regarding the Company‘s response or have other comments, you should contact the undersigned at the address listed above, or by e-mail to the undersigned, at rjlanham@me.com.

Very truly yours,

Lanham and Lanham, LLC

By:	/s/ Randall J. Lanham
Randall J. Lanham, Esq.

Forever Valuable Collectibles, Inc.

By:	/s/ Jodi Stevens
Jodi Stevens, CEO

cc: Peder K. Davisson